Advisory Contract Review


The Investment Advisory Agreement between the Adviser and the Trust and the Sub-Advisory Agreement between the Sub-Adviser and the Trust on behalf of each Fund were approved by the Board, including all of the Trustees who are not parties to such agreement or interested persons of any such party, on October 4, 2007 the Independent Trustees . The Board of Trustees, including a majority of the Independent Trustees, determined that approval of the Investment Advisory Agreement and
Sub-Advisory Agreement were in the best interests of each
 Fund. The Board of Trustees, including the Independent Trustees, did not identify any single factor or group of factors as all important or controlling and considered all factors together. In evaluating whether to approve the Investment Advisory Agreement and Sub-Advisory Agreement for each Fund, the Board considered numerous factors, as described below.
With respect to the nature, extent and quality of the services to be provided by the Adviser under the Investment Advisory Agreement and the Sub-Adviser under the Sub-Advisory
Agreement, the Board considered and reviewed information concerning the services proposed to be provided under the
 Investment Advisory Agreement and Sub-Advisory Agreement, the proposed investment parameters of the respective index for each Fund, financial information regarding the Adviser and Sub-Adviser and its parent company, information describing the Adviser s and Sub-Adviser s current organization and the background and experience of the persons who would be responsible for the day-to-day management of the Funds, the anticipated financial support of the Funds and the nature and quality of services provided to other exchange-traded ETFs , open-end and closed-end funds by the Adviser.
The Board also considered the performance history of the MarketGrader Indexes that the Funds will track. Based upon their review, the Board concluded that the Adviser and Sub-Adviser were qualified to manage the Funds and oversee the services to be provided by other service providers and that the services to be provided by the Adviser and Sub-Adviser to each Fund are expected to be satisfactory. With respect to the costs of services to be provided and profits to be realized by the Adviser and
 Sub-Adviser, the Board considered the resources involved in managing each Fund as well as the proposed expense limitations for each Fund.  In addition, they noted that the licensing fee associated with obtaining the rights to use the MarketGrader Indexes will be borne by the
 Adviser and not passed through to the Funds. The Board noted that because the Funds are newly organized, the Adviser and Sub-Adviser represented that profitability information was not yet determinable. However, based upon the impact of the proposed expense limitation for each Fund, the Board concluded that profitability was not expected to be unreasonable. The Board also reviewed information provided by the Adviser showing the proposed advisory fees for the Funds as compared to those of a peer group of ETFs provided by the Investment Adviser. The
Board noted the services to be provided by the Investment Adviser for the annual advisory fee of
 0.85% of each Fund s average daily net assets and that the proposed advisory fee to be charged to each Fund was identical. The Board also considered that the Adviser had contractually agreed to waive its fee and/or pay expenses of the Funds to the extent necessary to prevent the annual operating expenses of each Fund excluding interest expenses, fees paid to the American Stock Exchange,
 LLC for calculating the indicative value of the Index, offering costs, brokerage commissions and other trading expenses, taxes and extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of a Fund s business from exceeding 0.85% of average net assets per year, at least until December 31, 2011. The
Board considered that, although the Funds proposed advisory fees were at the high end of the range of those in the peer group of ETFs provided by the Adviser, taking into account the respective expense limitations for the Funds, the Funds expense ratios were expected to be within range of the expense ratios of the peer group of ETFs provided by the Investment Adviser.
The Board concluded that each Fund s advisory fee was reasonable given the nature, extent and anticipated quality of the services to be provided under the Investment Advisory
Agreement and
the expense limitation that would be in place.
The Board considered the extent to which economies of scale would be realized as each Fund grows and whether fee levels reflect a reasonable sharing of such economies of scale for the benefit of Fund investors. Because the Funds are newly organized, the Board reviewed the
 Funds  proposed
expense limitations and determined to review economies of
 scale in the future when the Funds had attracted assets. The Board also noted that the terms of the expense reimbursement agreement that the Investment
 Adviser had entered into with the Funds allow the Investment
 Adviser for a period of five years subsequent to the respective Fund s commencement of operations to recover from the individual Fund s fees and expenses waived or reimbursed during the prior three years if the
Fund s expense ratio, including the recovered expenses
 falls below the expense limitation.
The Board considered benefits to be derived by the Adviser from its relationship with the Funds, including the benefits to the Adviser from its separate Sub-Advisory Agreement with the Trust.
  The Board concluded that the advisory fees and sub-advisory fees were reasonable, taking into account these benefits.